     March 15, 2007
VIA EDGAR AND HAND DELIVERY
John Reynolds, Esq.
Assistant Director
United States Securities and
      Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

RE:	MBF Healthcare Acquisition Corp. Amendment No. 2 to Registration Statement on Form S-1 File No. 333-135610 Filed February 6, 2007
Dear Mr. Reynolds:
     On behalf of MBF Healthcare Acquisition Corp. (the “Company”), we hereby respond to the Commission Staff’s comment letter dated March 12, 2007 regarding the Company’s Amendment No. 2 to Form S-1 (File No. 333-135610) (the “Form S-1/A”). Simultaneously with the submission of this letter, we have filed Amendment No. 3 to the Form S-4 (the “Amendment”). The Company is confident that it has complied with the Staffs’ comments and, accordingly, the Company and the underwriters plan to commence the road show for the initial public offering during the week of March 26, 2007, with an anticipated pricing during the week of April 16, 2007. The Company would appreciate the cooperation of the Staff in resolving these remaining comments during this timeframe.
     Please note that for the Staff’s convenience, we have recited the Staff’s comment in boldfaced type and provided the Company’s response to the comment immediately thereafter.
General Comments
1.	We note that the company has added 2.7 million in warrant purchases to the private placement immediately prior to the IPO. We further note that the purchase price for these warrants is set at $1.00 per warrant, but that no market currently exists which would provide a reference point for valuing these warrants. Please revise your Form S-1 to provide disclosure as to how the company determined the price of these warrants, the parties involved in these discussions, and clarify whether the warrants contain any provisions which are dissimilar to the public warrants.

The Company has revised its disclosure on page 4 to provide that the $1.00 purchase price for the warrants was determined jointly by the underwriters and the Company after reviewing and discussing comparable transactions. For the Staff’s reference, in six of the last seven blank check offerings with proceeds of $100 million or greater to be declared effective, the warrant purchase price was $1.00 and the average purchase price for all seven deals was $0.99. The existing language on pages 4 and 87 provides that the private placement warrants will be identical to the warrants included in the units to be sold and issued in the initial public offering except that (1) upon a redemption of warrants, MBF Healthcare Partners, L.P. will have the right to exercise those warrants on a cashless basis and (2) upon an exercise of warrants, MBF Healthcare Partners, L.P. will receive unregistered shares of common stock.

2.	We note that the company has added an open market purchase requirement to its offering which intended to fall within the Key Hospitality no action letter as well as Rule 10b5-1. In an appropriate section, please revise your disclosure to specifically discuss how this agreement meets the requirements of Rule 10b5-1. In addition,

U.S. Securities and Exchange Commission
March 15, 2007

please file a copy of this agreement and supplementally explain — line by line — how your proposal falls within the Key Hospitality letter. Finally, please clarify how you define the “restricted period” in your Form S-1.

The Company has revised its disclosure on page 84 to clarify how the open market purchase requirement complies with Rule 10b-5. The letter agreement between MBF Healthcare Partners, L.P., the Company and the underwriters has been filed as Exhibit 10.8. Our proposal falls within the Key Hospitality no action letter because:
1.	The common stock purchase terms are fully disclosed in the prospectus, including the duration of the purchase period, the maximum price to be paid per share of common stock, and the total dollar amount committed to the purchase program;

2.	The form of letter agreement has been filed as Exhibit 10.8 to the Amendment;

3.	As provided for in the letter agreement, the common stock purchases will be made pursuant to a pre-established agreement in accordance with the guidelines in Rule 10b5-1 under the Securities Exchange Act of 1934 (the “Exchange Act”) by a broker-dealer who is registered under Section 15 of the Exchange Act;

4.	Pursuant to the letter agreement, MBF Healthcare Partners, L.P., will agree that none of the common stock purchased pursuant to the letter agreement will be sold or transferred until six months following the completion of a business combination;

5.	As provided for in the letter agreement, all common stock purchases by MBF Healthcare Partners, L.P. will be reported to the Commission and publicly disclosed pursuant to Form 4, Statement of Changes of Beneficial Ownership of Securities;

6.	As provided for in the letter agreement, other than the bid represented by the letter agreement during the restricted period, no common stock bids or purchases pursuant to the letter agreement will occur until after 60 calendar days following the end of the restricted period for the unit distribution;

7.	Pursuant to the letter agreement, the Company and MBF Healthcare Partners, L.P. will provide to the Division of Market Regulation promptly upon request, a daily time-sequenced schedule of all common stock purchases made pursuant to the letter agreement, on a transaction-by-transaction basis, including: (i) size, broker (if any), time of execution, price of purchase; and (ii) the exchange, quotation system, or other facility through which the common stock purchase occurred;

8.	Upon request of the Division of Market Regulation, the Company and MBF Healthcare Partners, L.P. shall transmit the information as specified in paragraph 7 above to the

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March 15, 2007

Division of Market Regulation at its headquarters in Washington, DC within 30 days of its request; and

9.	As provided for in the letter agreement, representatives of the Company and MBF Healthcare Partners, L.P. will be made available (in person at the offices of the Division of Market Regulation in Washington, DC or by telephone) to respond to inquiries by the Division of Market Regulation regarding their purchase(s).
The term “restricted period” has been defined on page 84 as ending on the closing of the offering.
3.	On page 4 you disclose that your existing stockholder “will not be able to sell or transfer any common stock purchased in the open market ... until six months following the consummation of a business combination” and state your belief that these purchases “demonstrate confidence in [y]our management’s ultimate ability to effect a business combination.” As an initial matter, please clarify whether management will be able to sell these shares in the event that a merger proposal is voted down. Secondly, please clarify how these shares will be voted on any proposed merger or dissolution. Finally, we do not understand the last sentence in this paragraph stating your belief that these purchases demonstrate confidence. In this regard we note that these shares are backed by the trust account and by the terms of the 10b5-1 plan — in which the purchases appear to be tied to the net value of the trust account. Accordingly, any management risk associated with these purchases would appear limited. We further note that, to the extent that management votes these shares in favor of the merger, these purchases become helpful with respect to the ability to effect a business combination. Please respond to the foregoing and, as necessary, revise your disclosure.

The Company has revised its disclosure on page 4 to clarify that the Company’s existing stockholder has agreed to vote all shares of common stock acquired in the open market pursuant to the Rule 10b5-1 plan in favor of an initial business combination and that if no such business combination is approved by the Company’s shareholders the Company’s existing stockholder has agreed not to sell such shares, provided that it will be entitled to participate in any liquidating distributions with respect to such shares. The reference to the Company’s belief that the open market purchases “demonstrate confidence in our management’s ultimate ability to effect a business combination” on page 4 has been deleted.

4.	We note that you have increased the percentage of shareholders exercising conversion rights necessary to prevent a business combination. Please advise us of the reasons for such change.

The Company’s threshold for conversion has been established at 30% in order for the offering to be competitive with other offerings by blank check companies. However, a 20% threshold is more typical in offerings of this type. The Company has increased the threshold to reduce the risk of a small group of stockholders exercising undue influence

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March 15, 2007

on the stockholder approval process. The Company has revised the Amendment accordingly, as discussed in the Company’s response to Comment No. 5 below.

5.	We note the revised disclosure throughout the document that you have increased the conversion threshold from 20% to 30%. Provide clear disclosure regarding the reasons for this change in the conversion so that investors can understand the company’s position when making an investment. Provide clear disclosure throughout the prospectus that this is different from the terms of a traditional SPAC and add a risk factor. In addition, add an additional risk factor at the beginning of the risk factors section discussing the risks associated with this change. Provide clear disclosure throughout that this will make it easier for a business combination to be approved. We may have further comment.

The Company has added disclosure on pages 8, 43, 44, 64, 65 and 85 concerning the reasons for the selection of the 30% conversion threshold, and added the risk factors on page 15 discussing how the 30% threshold differs from a traditional SPAC.

6.	In the proposed business section, we note that you continue to have the 80% threshold for the value of any business interest you acquire. Please revise to discuss the logistics of any acquisition in light of the revision to your conversion threshold.

Please note that the deal value threshold has been and remains 80%. This threshold should not be impacted by the change in the conversion threshold from 20% to 30%. However we have added disclosure on page 65 regarding the logistics potentially impacted by the increase in the conversion threshold. The Company refers the Staff to the risk factor beginning with “Unlike most other blank check offerings” on page 15 and “The ability of our stockholder to exercise their conversion rights” on page 17.
Summary
7.	We note that the company has replaced certain references to its “existing stockholders, including all of [your] officers and directors” with MBF Healthcare Partners based on the fact that MBF is your only stockholder. However, we believe that many of the prior references — such as waivers of claims against the trust account, should also apply to your officers and directors. Please revise as appropriate, or advise why no revision is necessary.

MBF Healthcare Partners, L.P., as the only party to acquire the Company’s securities, including securities purchased in the private placement, prior to the initial public offering, has waived its rights to participate in any distributions occurring upon the Company’s failure to complete a business combination. In addition, MBF Healthcare Partners, L.P. and the Company’s officers and directors have agreed to waive any claim against the Company and the trust account, other than with respect to any shares of common stock acquired in or following the consummation of the initial public offering. The existing disclosure on pages 10, 66 and 80 of the Amendment reflects these waivers. In addition, the Company’s officers and directors, together with MBF Healthcare Partners, L.P., have agreed to vote any shares acquired in the initial public offering or thereafter in favor of the Company’s initial business combination. The existing disclosure on page 80 of the Amendment reflects this commitment.

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March 15, 2007

8.	Please revise the disclosure to clarify whether the company will acquire a controlling interest in a target and whether such controlling interest may be less than a majority of the outstanding voting rights of an acquisition candidate.

The Company has revised its disclosure on pages 2, 62 and 69 to clarify that in no instance will the Company acquire less than majority voting control of a target business. The disclosure clarifies, however, that this restriction will not preclude a reverse merger or similar transaction where the Company will acquire the target business.
Summary Financial Data, page 12
9.	Show us how you calculated “as adjusted” working capital. As the amounts presented as total assets and underwriter liability are considered to be classified as current, it appears the “as adjusted” working capital should be $145,162,608 ($147,262,608 — $2,100,000) Please advise or revise.

The as adjusted working capital (deficiency) number set forth in the Summary Financial Data section on page 12 has been revised to subtract the underwriter’s discounts and commission payable in the amount of $2,100,000.
Risk Factors, page 14
10.	We note that the company has added risk factor disclosure on page 30 in response to our prior comment 6 from our September 25, 2006 letter. However, there appears to be a misunderstanding regarding that comment if you redeem your warrants at a time when there is no current prospectus available, then the warrants would be incapable of being exercised. Your risk factor suggests that they could be exercised. Currently your risk factor appears designed to address other problems associated with the timing of your redemption notice. Please revise to clarify these two related, but distinct, risks.

Reference is made to the risk factor beginning with “An effective registration statement may not be in place” on page 30. As reflected in the last sentence of the risk factor, the only instance in which warrants can be issued without a current prospectus is pursuant to a private placement to MBF Healthcare Partners, L.P. The risk factor beginning with “We may choose to redeem our outstanding warrants” on page 31 addresses the redemption issue.

11.	We note the risk factor “We may choose to redeem our outstanding warrants” on page 30 discloses that a current prospectus must be available at the date of redemption, but does not discuss the risk of a current prospectus not being available during the 30 days prior to redemption (e.g. measurement period). In responding to the preceding comment, please also revise this risk factor to clarify that a holder of public warrants may not be able to exercise their warrants during the redemption measurement period if a current prospectus is unavailable.

U.S. Securities and Exchange Commission
March 15, 2007

The Company has revised the risk factor beginning with “We may choose to redeem our outstanding warrants” on page 31 to clarify that the holder of public warrants may not be able to exercise warrants during the 30-day notice period prior to a redemption.
Conversion Rights, page 64
12.	We note that the company has added disclosure on page 64 indicating that you “may require that stockholders who wish to exercise their conversion rights tender physical certificates representing their shares to [you] not later than the day prior to the stockholder meeting.” Given the finite amount of time between the mailing of your definitive proxy and your shareholder vote, as well as the amount of time it will take investors to arrange for their shares to be tendered, we believe further disclosure is warranted. Please discuss the potential timeframe involved in this process — including, as applicable, whether the investors will be given any minimum amount of time to tender their shares.

The Company has revised the disclosure on page 65 and added a risk factor on page 17 to address the uncertainty regarding the timing of tendering physical certificates.
Plan of Dissolution and Distribution of Assets if No Business Combination, page 64
13.	Please revise your discussion in this section to more clearly describe the procedures that the company will follow as part of its plan of dissolution and distribution. In addition, please discuss the timing of your distribution of the trust assets.

The Company has revised the disclosure on page 66 in response to the Staff’s comment and clarify that upon receipt of notice that the Company’s existence has terminated, the trustee will promptly commence liquidating the investments constituting the trust account and distribute the proceeds to the Company’s public stockholders and that the Company anticipates that it will take no more than 10 days to effectuate such distribution.
Principal Stockholders, page 81
14.	We do not fully understand the disclosure that the company has added on page 82 in response to our prior comment 9. Specifically we note the fifth bullet point reads: “[t]he limited exceptions upon which the holders will be able to transfer their securities during the escrow period are transfers ... in the event of our dissolution prior to our initial business combination ...” Please revise to clarify the meaning of this statement — for example is this limited to a transfer back to the company in connection with the cancellation of shares?

The Company has revised the fifth bullet point on page 83 to clarify that upon a dissolution the Company’s existing stockholder’s ability to transfer shares is limited to a transfer back to the Company in connection with the cancellation of shares.
Exhibit 3.1
15.	We note that the Fourth Article of your Amended and Restated Certificate of Incorporation appears to be amendable by your shareholders in the event that you

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March 15, 2007

submit a vote to your shareholders pursuant to Article Seventh, Paragraph B. Please revise the disclosure in your business section to clarify whether this is the only circumstance in which you may alter this Article.

The Company has revised the disclosure on page 71 and has filed a Form of Amended and Restated Certificate of Incorporation which provides that the only instance in which Article Fourth can be amended is to continue the Company’s existence after a business combination.
Exhibit 10.2
16.	We note the disclosure in the prospectus indicates that the securities being purchased are non-transferable, and subject to an escrow and voting agreements. Please reconcile this disclosure with the terms provided in your Amended Private Placement Purchase Agreement.

Please note that the form of Omnibus Letter Agreement filed as Exhibit 10.7 contains the escrow and voting arrangements applicable to the securities to be purchased by MBF Healthcare Partners, L.P. in the private placement.
     We look forward to hearing back from you regarding Amendment No. 3 to the Registration Statement. If you have any questions, please call me at (305) 982-5658.

Sincerely, /s/ Bradley D. Houser

cc.	Miguel B. Fernandez Chairman and Chief Executive Officer MBF Healthcare Acquisition Corp.